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December 2, 2013

Via EDGAR and Facsimile (703) 813-6985

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549
Mailstop 6010
Attn: Brian Cascio

Re:	Cutera, Inc. Form 10-K for the fiscal year ended December 31, 2012
Filed March 15, 2013
 File No. 000-50644

Dear Mr. Cascio:

On behalf of Cutera, Inc. (“Cutera” or the “Company”), we are responding to the Staff’s letter dated October 31, 2013 (the “Comment Letter”), relating to the above-referenced Form 10-K.  Please note that per the e-mail exchange with Ms. Kristin Lochhead, she kindly granted us an extension to file our responses by December 2, 2013.

For your convenience we have repeated the Staff's comments below in bold, italics face type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean the Company or its advisors, depending upon the context.

Form 10-K for the fiscal year ended December 31, 2012

Consolidated Financial Statements

Note 1. Revenue Recognition, page 56

COMMENT 1:

We see from the disclosure on page 33 that for Titan and truSculpt hand pieces, after a set number of treatments have been performed the customer is required to send the hand piece back to the factory for refurbishment. Please tell us how you account for the "refilling" of the hand piece.

Securities and Exchange Commission
December 2, 2013

RESPONSE:

In response to the Staff's comment, we advise that for refills revenue, we charge a customer a price that is based on the return of their existing hand piece to the Company. Hand pieces are programmed to have a limited number of uses to ensure the safety of the device to patients. Upon the Company receiving the customer’s expended hand piece, we send out a refurbished replacement hand piece and recognize the net revenue from the sale on the date that the unit is shipped, provided that the other criteria for revenue recognition are met, such as whether the collection of the revenue is reasonably assured.

COMMENT 2:

We see that you have multiple element arrangements and that you determined that the arrangements include units of accounting such as system and upgrade sales and service contracts. Please tell us why VSOE and TPE are not available for your systems.

RESPONSE:

In response to the Staff’s comment, we advise that our System sales includes a control console, universal graphic user interface, control system software, high voltage electronics and a combination of applications (referred to as hand pieces). Each customer can order a different combination of hand pieces to meet their specific application needs and as such the system configurations vary from customer to customer. Upgrade sales result when a customer purchases hardware components for enabling additional applications after the initial System sale. For System or Upgrade sales, all of the tangible products, including the embedded software, are delivered to the customer at the time of sale.

In some circumstances, in conjunction with the purchase of a System or Upgrade, customers purchase Service contracts for one or more years to cover their products. For these transactions, the following multiple-element arrangement exists:

(1) a tangible product delivered to the customer at the inception of the revenue arrangement; and

(2) a Service contract to be delivered to the customer over a contractually stated period of time defined in the Service contract.

Because the system is delivered to the customer at the inception of the revenue arrangement, the undelivered item and related deferred revenue consists of the Service contract. As such, the revenue from the System or Upgrade sale and the Service contract are the elements recognized as separate units of accounting. For multiple-element arrangements we allocate revenue to each element based on their relative selling prices. In determining the relative selling prices, we use the best information reasonably available to management.

Securities and Exchange Commission
December 2, 2013

Vendor specific objective evidence (VSOE)

As noted above, for System or Upgrade sales, all of the tangible products, including the embedded software, are delivered to the customer at the time of sale.  Because the System or Upgrade is delivered to the customer at the inception of the revenue arrangement, the undelivered item and related deferred revenue consists of the Service contract.  For our multiple-element arrangements, the Service contract represents a small percentage of the total arrangement.  For example, for the first nine months of 2013, Service contracts sold as part of a multiple-element arrangement were estimated to be approximately 18% of the relative value of the multiple-element arrangement, on average.  An illustrative 5% change in the relative selling price of the Service contract would result in only a 0.7% change in the allocation of arrangement consideration to the undelivered item.  In other words, because substantially all of the value of the deliverables is provided to the customer at the inception of the arrangement, the effect of reasonable changes in the estimated relative selling price on the undelivered Service contract is not observed to be material to Cutera.

The guidance in ASC 605-25-30-2 requires VSOE of selling price to be used if available; otherwise TPE of selling price must be used. The guidance goes on to state that only if neither of those is available, a vendor should use its best estimate of the selling price for a given deliverable. Additionally, the guidance indicates that in deciding whether the vendor can determine VSOE or TPE of selling price, “the vendor shall not ignore information that is reasonably available without undue cost and effort.”  We have not historically performed an analysis to determine whether VSOE can be supported as we believe that this exercise would result in undue cost and effort, given the materiality of the undelivered Service contract deliverable.

The factors considered related to the cost and effort of gathering support for VSOE include the following:

•	Our sales professionals have discounting authorization within pre-determined ranges, which impacts the variable commission that they can earn on a sale. As a result, for similar configurations, prices differ from customer to customer.

Securities and Exchange Commission
December 2, 2013

•	We periodically introduce new products and we change our pricing strategy for existing products.

•	We sell through the direct channel in the United States and four different countries. The pricing in each of the countries where we have a direct presence outside of the U.S. and Canada varies based on local market conditions, competition, foreign exchange rates, sales promotions, etc. In addition, we sell through a worldwide distributor channel in over sixty different countries. The pricing is different from the direct channel to the distribution channel.

•	We have approximately ten different active system types and certain of these system types are multi-application systems, which are sold with one of nine different possible applications. This results in many different configurations and makes comparison of pricing difficult and time consuming. Also, the Service contracts that we offer for each system type can vary by the term and type/ nature of the coverage under the Service contract, resulting in many types of Service contracts sold.

Third party evidence (TPE)

Our products and services are unique, and not largely interchangeable with competitor’s products or services in standalone sales to similarly situated customers. Each of our products in our product line has different specifications, which creates meaningful differences in utility to the customer and the serviceable applications for the system.  Likewise, our competitors have many different models of laser and other-energy based equipment with different specifications and for different target markets and applications.  We, and our competitors, will often highlight the competitive advantages of these differences in the systems and applications for different uses. These factors make it difficult to determine TPE of consistent selling prices.

Difference between best estimate of selling price (BESP) and VSOE

The best estimate of selling price for a unit of accounting should be consistent with the objective of determining VSOE — that is, the price at which the vendor would transact if the deliverable were sold regularly on a standalone basis.  In making this estimate, we considered all reasonably available information, including both market data and conditions and entity-specific factors, when estimating the selling price.

We have historically determined BESP for System or Upgrade sales and Service contracts based on the stand-alone prices at which we sell those deliverables, which is calculated as the list price less our best estimate of the typically observed discount in stand-alone sales for comparable deliverables.

Securities and Exchange Commission
December 2, 2013

In response to the Staff’s comment, for illustrative purposes, we have re-performed the relative selling price calculation for one of our multiple-element arrangements using VSOE, as opposed to BESP.

	VSOE			Allocation Based on Relative Selling Price
	Midpoint	Low (-15%)	High (+15%)	VSOE Based on Midpoint	BESP	Example Allocation Based on VSOE Midpoint	Example Allocation Based on BESP	Imaterial Difference

System (GenesisPlus)	$54,543	$46,362	$62,724	85.1%	85.0%	$55,995	$55,920	$(75)

Service Contract (24 months)	9,570	8,135	11,006	14.9%	15.0%	9,825	9,900	75

	$64,113	$54,497	$73,730	100.0%	100.0%	$65,820	$65,820	$-

For applying VSOE, we note that the range (i.e., +/- 15%) represents VSOE of selling price, and not a single point within the range.  For the illustrative transaction noted above, we have found that our estimate of BESP falls well within the range of VSOE.  We also note that because we use consistent estimates, from period to period, of a typically observed discount in stand-alone sales for comparable deliverables, we believe that our historical estimates of BESP are materially consistent with the amounts that would be determined for those products and services for which VSOE could be supported.

COMMENT 3:

Please tell us how you considered that you should apply the software revenue recognition guidance under FASB ASC 985-605. We reference the disclosure on page 7 that your control console includes a universal graphic user interface, control system software and high voltage electronics and that the control system software ensures that the operator's instructions are properly communicated from the graphic user interface to the other components within the system. Please refer to FASB ASC 985-605-15.

Securities and Exchange Commission
December 2, 2013

RESPONSE:

In response to the Staff’s comments, we advise that we sell laser and other energy-based tangible systems that include software, which ensures that the operator's instructions are properly communicated from the system’s graphic user interface to the other components. The software is required for the essential functionality of our systems and neither the system nor the software is sold as a stand-alone product. Further, if there are any software upgrades, they generally relate to bug fixes and are provided at no charge to the customers.

As such, the exceptions noted in FASB ASC 985-605-15-4-e applies to our circumstances and we do not account for software separately.

* * *

Additionally, in connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/S/ RONALD J. SANTILLI
Ronald J. Santilli
Executive Vice President and Chief Financial Officer